10026533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Cap Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 18th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Selway III 212.812.9304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fleming & Associate CPA, PC
(Name – *if individual, state last, first, middle name*)

275 Water Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
3/9

OATH OR AFFIRMATION

I, James P. Selway III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Cap Trading LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

ALYCE P. THOMAS
Notary Public, State of New York
No. 03-4830716, Qual. in Bronx Co.
Certificate filed in New York County
Commission Expires 6/30/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE CAP TRADING LLC
(SEC I.D No 8-65940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AND
SIPC SUPPLEMENTAL REPORT

Fleming & Associate CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT AUDITORS' REPORT

To the Managing Directors and Members of
White Cap Trading LLC

We have audited the accompanying statement of financial condition of White Cap Trading LLC (the "Company") as of December 31, 2009 and the related statements of operations, changes in members' interest and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cap Trading LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fleming & Associate CPA, PC
February 19, 2010

White Cap Trading LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	5,822
Deposits with clearing organizations	514,034
Receivables from broker-dealers and clearing organizations	228,535
Furniture and equipment, at cost, less accumulated depreciation and amortization of $298,283	29,287
Other assets	109,341
Total Assets	887,019

Liabilities and Members' Interest

Accounts Payable, accrued expenses and other liabilities	137,390
Total Liabilities	137,390
Members' Interest	749,629
Total Liabilities and Members' Interest	887,019

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenue	
Commissions	4,252,717
Total Income	4,252,717
Expenses	
Employee compensation and benefits	1,134,873
Brokerage, exchange and clearance fees	2,187,512
Communications and data processing	36,929
Occupancy	215,192
Other expenses	274,339
Total Expenses	3,848,845
Income before other items	403,872
Interest and Dividend Income	3,502
Depreciation and amortization	(19,432)
Net Income	387,942

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Changes in Members' Interest
For the Year Ended December 31, 2009

Balance at January 1, 2009	1,717,800
Distributions	(1,356,113)
Net Income	387,942
Balance at December 31, 2009	749,629

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net Income	387,942
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	19,432
(Increase) decrease in operating assets and liabilities:	
Deposits with clearing organizations	(1,559)
Net receivable from broker-dealers and clearing organizations	540,831
Other Assets	35,269
Accounts payable, accrued expenses and other liabilities	(294,960)
Total adjustments	299,013
Net cash provided by operating activities	686,955
Cash flows from financing activities:	
Payment of member distributions	(1,356,113)
Net cash used in financing activities	(1,356,113)
Increase in cash	(669,158)
Cash at beginning of year	674,980
Cash at end of year	5,822
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	0
Income taxes - NYC UBT	35,721

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Notes to Financial Statements
For the Year Ended December 31, 2009

1. Organization and Nature of Business

White Cap Trading LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of NYSE Arca Equities Inc. (ARCA), the Financial Industry Regulatory Authority (FINRA), NASDAQ Stock Exchange, LLC (NASDAQ), NASDAQ OMX BS, Inc. (BX), BATS Exchange, Inc. (BATS) and the National Stock Exchange, Inc. (NSX). The company is engaged in a single line of business as a securities broker-dealer. The Company provides services to institutional investors through an agency-only brokerage.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the company. The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a trade date basis with related commission income reported on a settlement date basis.

Amounts to be received and paid for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. There is no material difference between settlement date and trade date reporting.

Commission and Clearing Expenses

Commission expenses are recorded on a trade-date basis as security transactions occur while the related clearing expenses are recorded on a trade-date basis. There is no material difference between settlement date and trade date reporting.

Income Taxes

The Company is required to file federal, state and local income tax returns. A provision has been made in these financial statements for NYC Unincorporated Business Tax and PA Franchise Tax.

Property and Equipment

Property and equipment primarily consist of furniture and technology hardware and software. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the useful lives of the assets.

3. Receivable from Broker-Dealers, Clearing Organizations and Institutional Investors

Accounts receivable from broker-dealers, clearing organizations and institutional investors at December 31, 2009, consist of the following:

Receivable at December 31, 2009	228,535

The Company clears all of its transactions through another broker-dealer on a fully disclosed basis.

4. Deposits with Clearing Organizations

Deposits with exchange clearing organizations at December 31, 2009 consist of:

Short Term Income Fund - Money Market	514,034

5. Commitments and Contingencies

The Company leases office space in New York, NY, under a lease agreement that expires March 31, 2010 with annual increases of 3% and in Boston, MA, under a twelve month lease agreement that expires on March 31, 2010.

6. Off Balance Sheet Transactions

The Company had no off balance sheet transactions outstanding at December 31, 2009.

7. Concentrations of Credit Risk

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company monitors the creditworthiness of each party with which it conducts business. The Company establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

White Cap Trading LLC
Notes to Financial Statements
For the Year Ended December 31, 2009

8. Members' Equity

The limited liability company operating agreement for White Cap Trading LLC provides for one class of members. Managing directors are also members with varying rights, preferences, privileges and obligations. All members have equal voting rights and authority to manage the operations of the Company. All such actions taken by the members require the majority approval of the members. The Managing Directors have the sole power and authority to carry out such management responsibilities and control the day-to-day management of the Company's operations.

As of December 31, 2009, members' interest balances were $749,629. Members' interest may vary from day to day due to changes in operations, additions, distributions or withdrawals.

9. Litigation

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect any litigation to have a material adverse effect on the Company's financial position or results of operations.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had a net capital of $594,269 which was in excess of its required net capital of $100,000. The company had a percentage of aggregate indebtedness to net capital of 23% as of December 31, 2009.

11. Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

12. Control Requirement

The Company is exempt from the Possession or Control Requirements under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

13. Subordinated Debt

The Company does not have any subordinated debt at December 31, 2009.

Fleming & Associate CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Managing Directors and Members of
White Cap Trading LLC

We have audited the accompanying financial statements of White Cap Trading LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 19, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fleming & Associate CPA, PC
February 19, 2010

White Cap Trading LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total Members' interest qualified for net capital	749,629
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Furniture and equipment	29,287
Other assets	109,341
Receivables from broker-dealers and clearing organizations	6,451
	145,079
Net capital before undue concentration and haircuts on securities positions	604,550
Haircuts and undue concentration	10,281
Net Capital	594,269
Aggregate Indebtedness	
Accounts payable, accrued expenses and other liabilities	137,390
Percentage of Aggregate Indebtedness to Net Capital	24%
Minimum Net Capital Required	100,000
Excess of Net Capital over Minimum Requirements	494,269

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	599,665
Increase in Members' Equity	63,103
Increase in Other Assets	(64,285)
Increase in Fixed Assets	(4,214)
Net Capital per above	594,269

The accompanying notes are an integral part of these financial statements.

Fleming & Associate CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Managing Directors and Members of
White Cap Trading LLC

In planning and performing our audit of the financial statements of White Cap Trading LLC, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fleming & Associate CPA, PC
February 19, 2010

Fleming & Associate CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Directors and Members of
White Cap Trading LLC

In accordance with Rule 17a-5(e)(4) under the Securitites Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by White Cap Trading LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating White Cap Trading LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC - 7T). White Cap Trading LLC's management is responsible for White Cap Trading LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC - 7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC - 7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC - 7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC - 7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fleming & Associate CPA, PC
February 19, 2010